File No. 811-[●]

United States
Securities and Exchange Commission
Washington, D.C. 20549

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Strategas Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code): 52 Vanderbilt Avenue 8th floor, New York, NY 10017

Telephone Number (including area code): 212-906-0130

Name and address of agent for service of process:

Gus Demopoulos Strategas Securities, LLC 52 Vanderbilt Avenue, 8th floor New York, NY 10017	With a copy to: Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York on the 17th of September, 2020.

STRATEGAS TRUST

By: Strategas Securities, LLC, as Depositor

By:	/s/ Jason Trennert
Name:	Jason Trennert
Title:	Chief Executive Officer

Attest:	/s/ Nicholas Bohnsack
Name: Nicholas Bohnsack
Title: President and Chief Operating Officer

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